

April 28, 2003

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



SEC MAIL PROCESSING
RECEIVED
MAY 05 2003
WASH. D.C. 184 SECTION



03050794

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se


TORNET


SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2003
WASH. D.C. 184 SECTION

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.9 million square metres and a book value of approximately SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Decisions by the Annual General Meeting of Shareholders

The following decisions have been made at Fastighets AB Tornet's Annual General Meeting of Shareholders:

Dividend and record day
Dividend is to be paid at SEK 4.50 per share for the financial year 2002. The record day is Tuesday, 29 April 2003. Dividend is expected to be paid by VPC on Monday, 5 May 2003.

The Board of Directors and the auditors
The board shall consist of seven ordinary members. The total board fee is to amount to SEK 1 100 000 to be distributed in accordance with the decision of the board. Auditors' fees are to be paid according to the usual charging norms.

Göran Ahlström, Göran Collert, Katja Elväng, Lars Gårdö, Lars Hansson, Sverker Lerheden and Karl-Evert Oskarsson were re-elected as board members.

Öhrlings PricewaterhouseCoopers AB and Deloitte & Touche AB were appointed as public accounting firms, both for the period until the end of the annual general meeting of shareholders in 2007.

Amendments to the articles of association
The articles of association were amended in order to enable appointment of a registered public accounting firm as well as an authorised public accountant as auditor.

Repurchase of Tornet's shares
The board has been authorised, during the period until the next Annual General Meeting of Shareholders, provided that the board deems it appropriate, to make a decision on one or more occasions on acquisition of Tornet's shares, with the right for the board to make a decision to acquire as many shares as correspond to a tenth of the total number of shares of the company. If such repurchase is made, it shall take place through Stockholmsbörsen. Acquisition shall take place at a price per share within the price interval registered on the stock exchange at the time of acquisition.

The board's mandate also includes the power to transfer repurchased shares, with or without a deviation from the preferential right of shareholders, as payment in connection with acquisition of a business or to finance acquisition of a business or to cancel these shares. In the event of transfer of repurchased shares, the reason for the departure from the preferential right is that the company can, in the event of such transfers, obtain more favourable terms than could otherwise have been obtained. The board shall be able to decide on a set-off or to attach other conditions to the transfer. It shall be possible to transfer shares for non-monetary compensation. In the event of cancellation of repurchased shares, the board shall make a proposal to a shareholders' meeting on reduction

by cancellation. The intention of any acquisitions made shall be to achieve added value for the shareholders.

Appointment of nominations committee
The proposal from the Swedish Association of Share Investors that the AGM should decide that the nominations committee should be appointed by the AGM was rejected. The largest shareholders instead intend to allow the nominations process to proceed so that they will each, at the end of the third quarter each year, appoint a member who, together with the chairman of the board, will form the nominations committee. The composition of the nominations committee is to be published in conjunction with the nine-months' interim report.

Statutory board meeting
At the statutory board meeting, Lars Gårdö was re-elected as chairman of the board of Tornet. The board decided to present the Interim report January-March 2003 on Friday 25 April 2003.

Stockholm, 24 April 2003

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08


SEC MAIL PROCESSING
RECEIVED
MAY 05 2003
WASH. D.C.
184
SECTION



TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its holding has a lettable area of approximately 2.8 million square metres and a book value of approximately SEK 19 billion. Nearly 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities, Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Interim Report January- March 2003

	2003:I	2002:I
Profit for the period, SEK m	**700**	280
Income before tax, SEK m	**351**	155
Income from property sales net, SEK m	**245**	20
Cash flow from operations, SEK m	**394**	198
Operating profit, SEK m	**362**	299
Earnings per share, SEK	**26.36**	11.32
Shareholders' equity per share, SEK	**210.08**	178.01
Occupancy ratio area, %	**89.4**	92.0
Occupancy ratio financial, %	**91.5**	94.2

Profit for the period
Profit for the period has increased by SEK 420 million to SEK 700 million (280). Profit for the period includes items affecting comparability of SEK 245 million (20) net including capital gains.

Sales and acquisitions
27 properties (10) have been sold for SEK 964 million (109) with a capital gain of SEK 245 million (20). The sales price is on level with the valuation as at 31 December 2002. Three properties (137) have been acquired for SEK 1 004 million (5 072).

Repurchase of Tornet shares
Tornet has repurchased 35 274 shares, equivalent to 0.1 per cent of the shares issued, in the first quarter of 2003. The board's repurchase mandate was renewed by the Annual General Meeting of Shareholders, which took place on 24 April 2003.

Forecast profit for 2003
Profit after tax for 2003 is expected to be approximately SEK 1 000 million under current market conditions. The income would correspond to SEK 37.70 per share (26 535 142 shares). The previous forecast was approximately SEK 550 million before tax.

Danderyd, 25 April 2003

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08


SEC MAIL PROCESSING
RECEIVED
MAY 05 2003
WASH. D.C.
184
SECTION